10028117

UNITEDSTATES
RITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 67902 |

## FACING PAGE
## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/31/2008 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Paramax Securities, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 International Drive, Suite A
(No. and Street)

| Williamsville | NY | 14221 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Russell D'Alba — 716-626-1200 (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael F Cronin, CPA
(Name – *if individual, state last, first, middle name*)

| c/o 687 Lee Road, Ste 210 | Rochester | NY | 14606 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 01 2010
Washington, DC
110

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Russell D'Alba, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Paramex Securities, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

WALTER S. HADALA, III
Notary Public, State of New York
Reg. #01HA6129487
Qualified in Erie County
My Commission Expires June 27, 2013

Walter S. Hadala III

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

**Michael F. Cronin**
**Certified Public Accountant**

Paramax Corporation – single member
Paramax Securities, LLC
Williamsville, New York

I have audited the accompanying balance sheet of Paramax Securities, LLC as of December 31, 2009 and the related statements of operations, member's equity and cash flows from October 31, 2008 through December 31, 2009. The financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor was I engaged to perform, an audit of its internal control over financial reporting. My audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, I express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Paramax Securities, LLC as of December 31, 2009 and the results of its operations, its cash flows and changes in member's equity from October 31, 2008 through December 31, 2009 in conformity with accounting principles generally accepted in the United States.

February 25, 2010

/s/ Michael F. Cronin

Michael F. Cronin
Certified Public Accountant
NY, FL
Rochester, New York

Paramax Securities, LLC

Statement of Financial Condition

| | December 31, 2009 |
|---|---|
| *Assets* | |
| Current assets | |
| Cash | $16,874 |
| Prepaid expenses | 2,790 |
| Total current assets | 19,664 |
| Total Assets | $19,664 |
| *Liabilities and Members' Equity* | |
| Current liabilities: | |
| Securities sold under agreements to repurchase | $0 |
| Payable to broker-dealers and clearing organizations | 0 |
| Payable to customers | 0 |
| Securities sold not yet purchased at market value | 0 |
| Accounts payable-trade | 0 |
| Current portion of long term debt | 0 |
| Total current liabilities | 0 |
| Long term debt | 0 |
| Members' Equity: | |
| Contributed capital & retained surpluses | 19,664 |
| Total Liabilities & Members' Equity | $19,664 |

See Summary of Significant Accounting Policies and Notes to Financial Statements.

Paramax Securities, LLC

Statement of Operations

| | Jan 1, 2009 to Dec 31, 2009 | Oct 31, 2008 to Dec 31, 2008 | Oct 31, 2008 to Dec 31, 2009 |
|---|---|---|---|
| *Revenues:* | | | |
| Commissions | $320,068 | $0 | $320,068 |
| Interest and dividends | 62 | $120 | 182 |
| Total Revenues | 320,130 | 120 | 320,250 |
| *Costs & Expenses:* | | | |
| Communication and data processing | 3,838 | 110 | 3,948 |
| Occupancy | 5,075 | 800 | 5,875 |
| Professional fees | 159,888 | 3,700 | 163,588 |
| Taxes, licenses and registration fees | 2,466 | 0 | 2,466 |
| Other administrative expenses | 2,583 | 2,799 | 5,382 |
| Total Costs & Expenses | 173,850 | 7,409 | 181,259 |
| Income (loss) from continuing operations before income taxes | 146,279 | (7,289) | 138,990 |
| Income taxes | 0 | 0 | 0 |
| Net Income (loss) | $146,279 | ($7,289) | $138,990 |

See Summary of Significant Accounting Policies and Notes to Financial Statements.

Paramax Securities, LLC

Statement of Cash Flows

| | Jan 1, 2009 to Dec 31, 2009 | Oct 31, 2008 to Dec 31, 2008 | Oct 31, 2008 to Dec 31, 2009 |
|---|---|---|---|
| Cash flows from operating activities: | | | |
| Net Income (loss) | $146,279 | ($7,289) | $138,990 |
| Adjustments required to reconcile net loss to cash used in operating activities: | | | |
| Fair value of services provided by related parties | 2,490 | 0 | 2,490 |
| (Increase) decrease in current assets | (2,790) | 0 | (2,790) |
| Cash used by operating activities: | 145,979 | (7,289) | 138,690 |
| Cash flows from financing activities: | | | |
| Capital contributions | 3,500 | 0 | 3,500 |
| Distributions to members | (200,000) | 0 | (200,000) |
| Cash generated by financing activities | (196,500) | 0 | (196,500) |
| Change in cash | (50,521) | (7,289) | (57,810) |
| Cash-beginning of period | 67,395 | 74,684 | 74,684 |
| Cash-end of period | $16,874 | $67,395 | $16,874 |

See Summary of Significant Accounting Policies and Notes to Financial Statements.

Paramax Securities, LLC

Statement of Member's Equity

| | Class I | | |
| --- | --- | --- | --- |
| | *Shares* | *Amount* | Total |
| Balance at December 31, 2008 | 100 | $74,684 | $74,684 |
| Net (Loss) December 31, 2008 | | (7,289) | (7,289) |
| Balance at December 31, 2008 | 100 | $67,395 | $67,395 |
| Contributions | | $5,990 | 5,990 |
| (Distributions) | | (200,000) | (200,000) |
| Net Income December 31, 2009 | | 146,279 | 146,279 |
| Balance at December 31, 2009 | 100 | 19,664 | 19,664 |

See Summary of Significant Accounting Policies and Notes to Financial Statements.

# PARAMAX SECURITIES, LLC
## NOTES TO FINANCIAL STATEMENTS
### TWO MONTHS ENDED DECEMBER 31, 2008 AND YEAR ENDED DECEMBER 31, 2009

**1. Description of business and summary of significant accounting policies**

***Description of business:*** Paramax Securities, LLC ("Paramax", "We" or the "Company"), a New York Limited Liability Corporation organized in 2007, is a financial services organization. Paramax conducts its securities brokerage business through their offices in Williamsville, New York.

We provide investment banking, merger, acquisition and advisory services to micro, small and mid-cap companies, are registered with the Securities and Exchange Commission ("SEC"), and are members of the Financial Industry Regulatory Authority ("FINRA") (formerly the National Association of Securities Dealers). We do not carry securities accounts for customers or perform custodial functions relating to customer securities.

***Estimates:*** The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

***Cash and cash equivalents:*** The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. The fair value of the Company's cash and cash equivalents approximates carrying value, which, due to the relatively short maturities and variable interest rates of the instruments, approximates current market rates.

***Concentrations of credit risk:*** Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of investments and accounts receivable. The Company places its cash and investments with quality financial institutions and, by policy, limits the amount of investment exposure to any one financial institution. The Company has not experienced any losses to date on its invested cash and investments.

We maintain cash deposits with major banks, which may from time to time exceed federally insured limits. We periodically assess the financial condition of the institutions and believe that the risk of any loss is minimal.

A concentration of credit risk may exist with respect to trade receivables. Accounts receivable are reported net of an allowance for doubtful accounts. We perform ongoing credit evaluations of customers and generally do not require collateral. We review accounts receivable on a regular basis to determine if any such amounts may be potentially uncollectible. We include any balances that are determined to be uncollectible, along with the general reserve, in the overall allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Historically, we have not experienced significant losses related to receivables from individual customers or groups of customers in any particular industry or geographic area. In addition, we have a limited number of customers that exposes us to concentrations in the volume of business transacted. A summary of concentrations in sales and accounts receivable as of and for the period ended December 31, 2009 is as follows:

| | Customer | |
|---|---|---|
| | A | B |
| Sales | 73% | 27% |

We do not have financial instruments with off-balance sheet risk.

***Fair Value of Financial Instrument:*** FASB ASC 825 , "*Financial Instruments*," requires entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized on the balance sheet, for which it is practicable to estimate fair value. FASB ASC 825 defines fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. At December 31, 2009 and 2008, the carrying value of certain financial instruments (accounts receivable, accounts payable and current portion of capital lease obligations) approximates fair value due to the short-term nature of the instruments or interest rates, which are comparable with current rates.

***Fair Value Measurements:*** FASB ASC 820 defines fair value and establishes a framework for measuring fair value and establishes a fair value hierarchy which prioritizes the inputs to the inputs to the valuation techniques. Fair value is the price that would be received to sell an asset or amount paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Fair Value Hierarchy

FASB ASC 820 specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs), or reflect the Company's own assumptions of market participant valuation (unobservable inputs). In accordance with FASB ASC 820 , these two types of inputs have created the following fair value hierarchy:

- Level 1 – Quoted prices in active markets that are unadjusted and accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Quoted prices for identical assets and liabilities in markets that are not active, quoted prices for similar assets and liabilities in active markets or financial instruments for which significant inputs are observable, either directly or indirectly.
- Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

FASB ASC 820 requires the use of observable market data if such data is available without undue cost and effort.

Measurement of Fair Value

The Company measures fair value as an exit price using the procedures described below for all assets and liabilities measured at fair value. When available, the Company uses unadjusted quoted market prices to measure fair value and classifies such items within Level 1. If quoted market prices are not available, fair value is based upon internally developed models that use, where possible, current market-based or independently-sourced market parameters such as interest rates and currency rates. Items valued using internally generated models are classified according to the lowest level input or value driver that is significant to the valuation. Thus, an item may be classified in Level 3 even though there may be inputs that are readily observable. If quoted market prices are not available, the valuation model used generally depends on the specific asset or liability being valued. The determination of fair value considers various factors including interest rate yield curves and time value underlying the financial instruments.

***Revenue recognition:*** Investment banking revenues are fees earned from providing ongoing financial advisory services. Fees revenues are billed monthly as the services are performed. Success fees are recognized at the time the underwriting is completed (usually on the settlement date) and the income is reasonably determinable.

***Income Taxes:*** We have elected to be treated as a partnership for federal tax purposes. All income the Company generates will flow through to its member and be reported on its individual tax returns. Accordingly, the Company incurs no income taxes and has made no provision for income tax expense in the financial statements. Our federal and state income tax returns are open for fiscal years ending on or after December 31, 2007. We are not under examination by any jurisdiction for any tax year. At December 31, 2009 we had no material unrecognized tax benefits and no adjustments to liabilities or operations were required under FIN 48.

***Reclassifications***: Certain reclassifications have been made to 2008 financial statements to conform to the 2009 financial statement presentation.

**Relevant Recent Accounting Pronouncements**

In June 2009, the FASB issued SFAS No. 168, The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles ("SFAS 168"). SFAS 168 establishes the FASB Accounting Standards Codification™ (the "Codification") as the single source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. When effective, the Codification will supersede all existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative. Following SFAS 168, the FASB will not issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. Instead, the FASB will issue Accounting Standards Updates, which will serve only to: (a) update the Codification; (b) provide background information about the guidance; and (c) provide the bases for conclusions on the change(s) in the Codification. SFAS 168 and the Codification are effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company has evaluated this new statement and has determined that it will not have a significant impact on the determination or reporting of its financial results.

In May 2009, the FASB issued SFAS No. 165, *Subsequent Events* ("SFAS 165"). SFAS 165 establishes guidance related to accounting for and disclosure of events that happen after the date of the balance sheet but before the release of the financial statements. SFAS 165 is effective for reporting periods ending after June 15, 2009. The Company adopted SFAS 165 on January 1, 2010. SFAS 165 affects disclosures only.

**2. Commitments**

*Commitments:*

***Facilities:*** Paramax's operations are conducted at our corporate offices located in New York. We rent the facility under a one year "Office and Administrative Services Agreement" with our sole member. In addition to rent, the agreement also provides for ongoing administrative support services such as bookkeeping, clerical assistance and the use of office equipment. The agreement automatically renews at each anniversary date unless terminated by written notice. We paid $11,257 under this agreement for the fourteen month period of October 31, 2008 through December 31, 2009.

**3. Net capital requirements**

Paramax, as a registered broker-dealer, is subject to the SEC's Uniform Net Capital Rule 15c3-1 that requires the maintenance of minimum net capital. At December 31, 2009, the Company had net capital of approximately $16,874 which exceeded its requirement by approximately $10,874. No material differences exist between the computation of net capital and required net capital of Paramax reported on by the independent auditor and Paramax's original unaudited filing of part II or part IIA of the December 31, 2009 FOCUS report on form X-17A-5.

A computation for the determination of reserve requirements and information relating to possession or control of securities as specified by rule 15c3-3 and rule 17a-5(d)(3) were both omitted and are not required as the Company operates pursuant to the exemptive provisions of SEC Rule 15c3-3(k)(2)(i). The Company does not hold customer funds or securities.

| | |
|---|---|
| Total haircuts of securities | $0 |
| | **$16,874** |

**Net Capital**

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2009 as filed by Paramax Securities, LLC on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

## Schedule I
## Paramax Securities, LLC
## Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
## As of December 31, 2009

| | | | |
|---|---|---|---|
| COMPUTATION DATE: | | | 12/31/2009 |
| Net Capital Requirement, the Greater of: | | | $5,000 |
| 1/8 of Aggregate Indebtedness | | $0 | |
| Minimum Dollar Requirement | | $5,000 | |
| Net Capital | | | $16,874 |
| Excess (Deficiency) Net Capital: | | | $11,874 |
| Aggregate Indebtedness: | | | $0 |
| Excess Net Capital @ 1,000% (Net Capital, less 10% Aggregate Indebtedness) | | | $16,874 |
| Ratio of Aggregate Indebtedness to Net Capital: | | | $0 |
| Ratio of Subordinated Indebtedness to Debt/Equity Total: | | | N/A |
| 120% of Required Net Capital | | | $6,000 |
| Net Capital in Excess of 120% of Required Net Capital | | | $10,874 |

| | | | |
|---|---|---|---|
| Total Assets | | | $19,664 |
| Less: Total Liabilities | | | $0 |
| Net Worth | | | $19,664 |
| Deductions from and/or charges to Net Worth: | | | |
| Prepaid Expense | | $2,790 | |
| Total Deductions from Net Worth | | | $2,790 |
| Net Capital before haircuts on securities positions | | | $16,874 |
| Haircuts on securities: | Certificates of Deposit & Commercial Paper | $0 | |
| | U.S. and Canadian government obligations | $0 | |
| | State & Municipal Government Obligations | $0 | |
| | Corporate obligations | $0 | |
| | Stock and warrants | $0 | |
| | Options | $0 | |
| | Arbitrage | $0 | |
| | Other Securities | $0 | |
| | Other Positions | $0 | |
| | Undue Concentration | $0 | |

**REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION**

**Michael F. Cronin**
**Certified Public Accountant**

Paramax Corporation – single member
Paramax Securities, LLC
Williamsville, New York

I have audited the accompanying financial statements of Paramax Securities, LLC as of December 31, 2009 and have issued my report thereon dated February 25, 2010. My audit was conducted for the purposes of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

A computation for the determination of reserve requirements and information relating to possession or control of securities as specified by rule 15c3-3 and rule 17a-5(d)(3) were both omitted and are not required as the Company operates pursuant to the exemptive provisions of SEC Rule 15c3-3(k)(2)(i). The Company does not hold customer funds or securities.

February 25, 2010

/s/ Michael F. Cronin

Michael F. Cronin
Certified Public Accountant
NY, FL
Rochester, New York

**REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM**
**REPORT ON INTERNAL CONTROLUNDER SEC RULE 17a-5(g)(1)**

**Michael F. Cronin**
**Certified Public Accountant**

Paramax Corporation – single member
Paramax Securities, LLC
Williamsville, New York

In planning and performing our audit of the financial statements of Paramax Securities, LLC (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standard generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion of the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because of the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures to referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal

control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish that objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, I believe that the Company's practices and procedures, as described in the second paragraphs of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 25, 2010

/s/ Michael F. Cronin

Michael F. Cronin
Certified Public Accountant
NY, FL
Rochester, New York